Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com

December 15, 2009
Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re: **Response to comments regarding Post-Effective Amendment No. 1 of the Pacific Destinations (333-160772) Individual Flexible Premium Deferred Variable Annuity, funded by Separate Account A (811-08946) of Pacific Life Insurance Company and Post-Effective Amendment No. 1 of the Pacific Destinations (333-160773) Individual Flexible Premium Deferred Variable Annuity, funded by Separate Account A (811-09203) regarding a revised optional benefit rider**

Dear Mr. Kosoff:

On behalf of Pacific Life Insurance Company and Separate Account A of Pacific Life Insurance Company (811-08946) and Pacific Life & Annuity Company and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as "Registrants"), set forth below are responses to comments received from you via telephone on December 4, 2009, in connection with the above referenced Post-Effective Amendments on Form N-4, filed with the SEC on October 21, 2009.

1. <u>Staff Comment:</u> General Comment.

a. The supplement states on page 1 that the "Optional Living Benefit Riders subsection is amended to include" (among other things) (a) a paragraph that, in all respects, appears to be identical to the second paragraph of the prospectus in effect immediately prior to the filing of this amendment and (b) an entry for the fee table that appears to be intended to substitute for the entry that is currently there. Please clarify if substitution of these items is intended and, if so, what is being changed. For clarity, please also revise the supplement to more specifically identify exactly what is being added or changed by this supplement and, if changed, please describe where the new language will be inserted.

Response: The disclosure referenced in this comment was added to assist with Staff review and to attempt to provide a cohesive supplement that covers all disclosure pertaining to the Rider. Our intention is to integrate the contents of this supplement into the prospectus for a final printed version. This will remedy any confusion, by a potential contract owner, concerning what is being substituted, deleted or modified.

b. The Automatic Income Builder Rider is offered under several other Pacific Life registration statements. If you do not intend to carry over these changes to the other registration statements, please consider renaming the AIB Rider in the current registration statement to avoid confusing the customers and registered representatives.

Response: Thank you, we will take into consideration.

c. When describing the Death Benefit Amount under the Rider, the disclosure refers to an adjustment to the Death Benefit Amount. Please clarify if there is an adjustment to the Death Benefit Amount or to the aggregate Purchase Payments prong of the Death Benefit Amount.

Response: If the Automatic Income Builder Rider is purchased there will be an adjustment to the aggregate Purchase Payments prong of the Death Benefit Amount. To clarify that the Death Benefit Amount adjustment involves the second prong of the Death Benefit Amount calculation, we will add "aggregate Purchase Payments" where applicable.

d. Please include a statement on page 29 of the prospectus, making the Contract Owner aware that the election of the AIB Rider will result in a Death Benefit that is different from the standard Death Benefit.

Response: We added the following paragraph to the Death Benefit Amount subsection of the prospectus:

"If you purchase the optional Automatic Income Builder Rider, and while this Rider is in effect, the aggregate Purchase Payments under the Death Benefit Amount will be reduced by withdrawals in a different manner than if you did not purchase the Rider. This may result in a different Death Benefit Amount that is paid in accordance with the Death Benefit Proceeds section above. See **OTHER OPTIONAL RIDERS — Automatic Income Builder Rider** — *Death Benefit Amount Adjustment*."

2. <u>Staff Comment:</u> An Overview of Automatic Income Builder Rider.

a. Please include in this section that the rider includes a death benefit that will replace the standard death benefit and that the new death benefit may be less than the standard death benefit.

b. Please revise the 1st paragraph to include that an excess withdrawal may also reduce the death benefit by an amount greater than the amount withdrawn.

Response to a and b: We added the following disclosure as a new second paragraph:

"While this Rider is in effect, the aggregate Purchase Payments under the Death Benefit Amount will be reduced by withdrawals in a different manner than if you do not purchase this Rider. This may result in a different Death Benefit Amount that is paid in accordance with the *Death Benefit Proceeds* section. See **DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS — Death Benefits** - *Death Benefit Amount* and **OTHER OPTIONAL RIDERS — Automatic Income Builder Rider**- *Death Benefit Amount Adjustment*. In addition, taking a withdrawal that is greater than the allowed annual withdrawal amount may reduce the aggregate Purchase Payments under the Death Benefit Amount by an amount greater than the amount withdrawn."

3. <u>Staff Comment:</u> Rider Terms.

a. Please revise the definition of Protected Payment Amount to include the statement "(except an RMD withdrawal)" as an RMD Withdrawal will not reduce the Protected Payment Base.

Response: We respectfully decline to add the requested disclosure. The requested revision, in this context, can be construed to mean that the Protected Payment Amount is the maximum annual withdrawal amount plus any RMD withdrawals which would result in an inflated and incorrect Protected Payment Amount. Any withdrawal, including an RMD withdrawal is counted towards the maximum annual amount that may be withdrawn each year. However, we provide an exception when the maximum annual amount is exceeded due to an RMD withdrawal (the main reason why we have the parenthetical "except an RMD withdrawal" in other places).

4. <u>Staff Comment:</u> How the Rider Works.

a. In the second to last sentence of the 3rd paragraph, please add disclosure that the death benefit amount for the aggregate Purchase Payments prong, will likewise be reduced by an amount greater than the excess amount withdrawal.

Response: We added the following disclosure:

"If a withdrawal is greater than the Protected Payment Amount and the Contract Value is less than the aggregate Purchase Payments under the Death Benefit Amount, then the aggregate Purchase Payments will be reduced by an amount greater than the amount withdrawn."

5. <u>Staff Comment:</u> Withdrawal Percentage.

a. In the example in paragraph 4, please include a statement to the effect that the example assumes that a reset takes place.

Response: We modified the disclosure to remove that assumption. The revised disclosure is as follows [underlined for your reference]:

"In addition, the increase in the withdrawal percentage will still be included as you reach a new age band (for example, <u>if your first withdrawal is taken after age 59$\frac{1}{2}$</u> and at age 69 your withdrawal percentage is 4.4%, then your withdrawal percentage would be 5.4% on the Contract Anniversary immediately after you turn 70)."

6. <u>Staff Comment:</u> Death Benefit Amount Adjustment.

a. Please clarify whether it is the death benefit amount that is adjusted or the aggregate purchase payment prong that is adjusted.

Response: It is the aggregate Purchase Payments under the Death Benefit Amount that is adjusted. To clarify, we replaced "Death Benefit Amount" with "aggregate Purchase Payments under the Death Benefit Amount" where applicable.

b. Please clarify whether if the rider terminates, is the death benefit amount the standard death benefit under the contract as if the contract owner never owned the rider, or do withdrawals made while the rider was in effect have a lasting effect on the standard death benefit amount after the rider terminates.

Response: We added the following disclosure to page 29 of the prospectus (see Comment 1(d)) and to this subsection:

"If this Rider terminates before the death of an Owner or sole surviving Annuitant, withdrawals while this Rider was in effect will adjust the aggregate Purchase Payments under the Death Benefit Amount on a proportionate basis."

c. Please consider recasting the full death benefit amount discussion as it operates under the rider rather than simply explaining what adjustments are made to the standard death benefit.

Response: Thank you, we will take this into consideration during the next prospectus update.

d. When discussing the proportionate reduction, please clarify what the reduction is proportionate to (i.e. the RPB, PPB, or CV).

Response: We respectfully decline to add the requested disclosure. We intend to rely on the full and detailed example set forth in the Automatic Income Builder Rider Example #6. Example #6 includes a complete and thorough example of the proportionate bases reduction of aggregate Purchase Payments under the Death Benefit Amount. In addition, there is a cross reference that will direct the reader to the appropriate detailed example.

e. Please clarify whether a reset has an effect on the Death Benefit Amount.

Response: A reset does not have a direct effect on the Death Benefit Amount adjustment. We added the following disclosure to the last sentence of this subsection:

"A Reset does not alter the adjustment calculation of the aggregate Purchase Payments under the Death Benefit Amount. However, a Reset will change the Protected Payment Base which is used to determine the annual withdrawal amount under the Rider. See the *Reset of Protected Payment Base and Remaining Protected Balance* subsection for more information on Resets."

f. Please consider explaining what the difference is between the standard death benefit and the death benefit offered under the rider.

Response: Thank you, we will take this into consideration.

7. <u>Staff Comment:</u> Required Minimum Distributions.

a. Please clarify how an RMD withdrawal will affect the death benefit amount (i.e. is it considered an excess withdrawal).

Response: We added the following disclosure:

"While this Rider is in effect, an RMD Withdrawal will also reduce the aggregate Purchase Payments under the Death Benefit Amount by the RMD Withdrawal amount (dollar-for-dollar basis)."

8. <u>Staff Comment:</u> Example 4.

a. Please show the $343,994 number in the table to allow the contract owner to follow that calculation.

Response: To be consistent with recent Staff comments and resulting changes, we modified the disclosure under the table as follows [underlined for your reference]:

"Second, determine the ratio for the proportionate reduction. The ratio is the excess withdrawal amount determined above divided by the (Contract Value prior to the withdrawal — Protected Payment Amount). <u>The Contract Value prior to the withdrawal was $343, 994, which equals the $313,994 after the withdrawal plus the $30,000 withdrawal amount.</u> Numerically, the ratio is..."

b. In the paragraph beginning "To determine the proportionate reduction," please add the phrase "immediately before the withdrawal" to the terms Remaining Protected Balance and Protected Payment Amount, where appropriate, to avoid confusion.

Response: For clarity, we added additional disclosure by adding "immediately before the withdrawal" or "new" where applicable.

c. If appropriate, indent the 3 paragraphs following the paragraph that begins "Fourth, determine the new Remaining Protected Balance" as these paragraphs explain the preceding paragraph.

Response: The 3 paragraphs do explain the preceding paragraph. We indented the paragraphs.

9. <u>Staff Comment:</u> Examples 5 and 6.

a. Please clarify that the reduction affects the aggregate purchase payments prong of the death benefit amount as opposed to the standard death benefit amount. Please also include a step that shows how the death benefit amount is determined (i.e. the death benefit is the greater of the aggregate purchase payments and contract value).

Response: We added additional disclosure to make it clear that the aggregate Purchase Payments prong under the Death Benefit Amount is adjusted. In addition, to remain consistent with recent Staff comments and resulting changes, we added a footnote to the table to explain that the greater of the Contract Value or the aggregate Purchase Payments represents the Death Benefit Amount. In addition, we added disclosure as the last paragraph of each example that explains what the Death Benefit would be if death were to occur.

The new paragraph for Example # 5 is as follows:

"If death were to occur at this point, the Death Benefit Amount would be $97,000 since the aggregate Purchase Payments ($97,000) are greater than the Contract Value ($77,000)."

The new paragraph for Example # 6 is as follows:

"If death were to occur at this point, the Death Benefit Amount would be $88,426 since the aggregate Purchase Payments ($88,426) are greater than the Contract Value ($71,000)."

10. Staff Comment: Tandy Representation. *Notwithstanding our comments, please acknowledge that: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.*

Response: The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.

I believe that the foregoing is responsive to the SEC Staff's comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ BRANDON J. CAGE

Brandon J. Cage